Exhibit 99.1

Collective Mining Publishes its 2023 Sustainability Report and Increases its Social Investments in its Area of Influence

TORONTO, Aug. 7, 2024 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce the release of its 2023 Sustainability Report, which outlines and critics the Company's impacts, mitigation measures, and overall stewardship of the environment, communities, and corporate governance in the Department of Caldas, Colombia. In 2023, Collective Mining materially increased its social investment as compared to the 2022 period, with over $280,000 invested on a standalone basis and $822,944 on a cumulative basis with strategic partners. Investments include but are not limited to community projects, aqueduct enhancements, road construction, communal facility improvements, agricultural initiatives, and support for women entrepreneurs, benefiting over 1,700 individuals.

Notable highlights in 2023 from the Sustainability Report are as follows:

  A favorable Total Recordable Injury Frequency Rate (TRIFR) of 0, closing 2023 with a record of 710 days without lost time incidents.
  Planting 1,900 seedlings to protect areas close to sources of water with particular emphasis on supporting aqueducts in our area of influence.
  The Company conducted its second carbon footprint assessment and achieved carbon neutrality by purchasing 700 offset credits from the conservation project "Delfines Cupica REDD+."

Omar Ossma, President and CEO stated, "By integrating our sustainability initiatives at such an early stage into our operating matrix, we are building a strong foundation in our host region, which will serve to ensure a successful mining project in the future. This is 'The Collective Way'. As always, we want to extend our appreciation to all of our strategic partners in the region, as well as to the communities, for allowing us to be a part of their programs and participate in their everyday life."

The report is available on the Company's website at www.collectivemining.com under Sustainability.

About Collective Mining Ltd.
To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a copper, silver, gold and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold-tungsten Apollo porphyry system. The Company's 2024 objective is to expand the Apollo system, step out along strike to expand the recently discovered Trap system and make a new discovery at either the Tower, X or Plutus targets.

Management, insiders, a strategic investor and close family and friends own nearly 50% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the NYSE under the trading symbol "CNL", on the TSX under the trading symbol "CNL", on the FSE under the trading symbol "GG1".

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including final listing mechanics and the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 27, 2024. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

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%CIK: 0001953575

For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 07-AUG-24